Notice of Exempt Solicitation

Registrant: Occidental Petroleum

Name of Person Relying on the Exemption: Follow This

Address of Person Relying on Exemption: Anthony Fokkerweg 61 1059 CP Amsterdam

The Netherlands

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934

Submission is not required of the filer under the terms of the Rule but is made voluntary

April 20, 2022

Dear Occidental Petroleum Shareholders,

We are writing to urge you to VOTE “FOR” Item 4 on the proxy card, asking the Company to adopt medium- and long-term greenhouse gas reduction targets.

SUMMARY

As shareholders in Occidental Petroleum (“Occidental” or “the Company”), we are concerned that the company is failing to address the risks posed by climate change to its business operations of fossil fuel extraction, refining and marketing. In absence of a commitment to an overall absolute emission reduction target in the short- and medium-term in line with the reductions required to meet the goals of the Paris Climate Agreement, shareholders in Occidental are unable to determine whether Occidental is on a Paris-aligned pathway, thereby sufficiently addressing climate-related risk. As such, shareholders are encouraged to vote “FOR” this proposal.

RESOLVED CLAUSE

The Proposal reads in part:

“RESOLVED: Shareholders support the company to set and publish targets that are consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.”

“These quantitative targets should cover the short-, medium-, and long-term greenhouse gas (GHG) emissions of the company’s operations and the use of its energy products (Scope 1, 2, and 3).”

SUPPORTING STATEMENT

-	The world’s leading international scientific bodies recently released reports which clearly state the need for deep cuts in emissions in order to limit global warming to safe levels.
-	A growing international consensus has emerged among financial institutions that climate-related risks are a source of financial risk, and therefore limiting global warming is essential to risk management and responsible stewardship of the economy.
-	We believe that the Company could lead and thrive in the energy transition. We therefore encourage you to set targets that are inspirational for society, employees, shareholders, and the energy sector, allowing the company to meet an increasing demand for energy while reducing GHG emissions to levels consistent with curbing climate change

RATIONALE FOR A YES VOTE

1)	Occidental is one of the front runners in addressing climate risk; however, its current strategy still falls short of Paris alignment in a few key respects. A vote FOR this proposal could lead the Company to be the first fully Paris-aligned Oil and Gas major.

2)	The Net Zero Benchmark by Climate Action 100+, the World’s largest investor alliance confirms that none of the oil majors, including Occidental, is currently Paris-aligned.[1] Investor sentiment is clear; companies are expected to develop and implement a robust strategy to manage the climate-related risk, requiring companies to address the emissions of their products, in accordance with scientific consensus for what is required to meet the goals of the Paris Agreement and limit global warming to 1.5 degrees Celsius.[2]
3)	Significant medium term emission reductions are needed to avoid immediate exacerbation of climate change. Occidental has not committed to a significant medium-term reduction of its overall emissions. A vote in favor of the proposal will encourage the Company to actively assume its role as a leader in the energy transition.

DISCUSSION

Background

Our proposals, submitted to five US oil majors, request energy companies to adopt a strategy congruent with the Paris Agreement; the companies are requested to set targets to reduce their emissions (Scope 1, 2 and 3) in the short-, medium- and long-term. This proposal is important for shareholders not only because it serves the best interest of the company, but also because it is necessary to safeguard all the assets in shareholders’ portfolios from the devastating effects of climate change. Investor support for the Follow This Proposals has in the past caused companies to set Scope 3, and other, emission reduction targets where these had not been set before.

The Proposal is important as it will provide Occidental Petroleum (“the Company”) with a mandate to reduce its emissions and lead the energy transition. The science is clear, and policy is rapidly developing; in order to limit warming to well below 2 degrees Celsius and to pursue efforts for 1.5 degree Celsius, most of the assets already discovered cannot be exploited. If action is not taken immediately, the inescapable forthcoming regulatory interventions will render all these assets stranded. There is a small, and rapidly closing, window to take action. If the Company sets targets to reduce its emissions and adjust their investments accordingly, it can preemptively address these regulations and take its place as a leader in the transition.

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1 https://www.climateaction100.org/company/occidental-petroleum-corporation/

2 Climate Action 100+ Net Zero Company Benchmark 2022, available at: www.climateaction100.org/net-zero-company-benchmark

Financial Risk

The proposal is in the best interest of shareholders as it is necessary to safeguard their entire portfolios. Financial institutions are increasing their emission reduction commitments. This puts companies who do not sufficiently address emissions at risk of losing access to capital markets. The recent IPCC report forebodes catastrophic consequences for the global economy, threatening to freeze the entire global financial apparatus and impose insurmountable costs to investors. Only if Occidental, and other companies, set targets to reduce emissions and follow them up with robust strategies to facilitate the transition to a low-carbon economy  will it be possible to avoid these consequences. Accordingly, a vote in favor of our proposal will protect our investments in the Company and encourage other companies to follow the correct path. Ultimately, this proposal allows investors to give a mandate to Occidental to devise a strategy that will see the Company thrive in a transitioned economy.

By delaying a commitment to a Paris-consistent medium-term reduction of its overall emission portfolio, the Company contributes to the outpacing of the carbon budget.3 The recent IPCC report described the consequences of not realizing the necessary Paris-consistent interim reductions as “... a threat to human wellbeing and the health of the planet. Any further delay in concerted global action will miss a brief and rapidly closing window to secure a livable future,” said Hans-Otto Pörtner (co-chair of IPCC WGII). This would have disastrous economy-wide consequences which would harm investors’ investments throughout their entire portfolios. By committing to the necessary interim overall emission reductions in line with Paris, the adverse climate change effects of the exceeded carbon budget on the Company and the economy could be prevented, or at least severely mitigated.

Legal risk

Recent cases against European oil major Shell (Friends of the Earth at Shell, ClientEarth at Shell), as well as increased litigation efforts in the US, demonstrate that oil and gas companies are at risk of having to forcefully adopt a Paris consistent emission reduction strategy. Additionally, these litigation efforts expose the Company to financial risks of damages claims that request compensation for instance for abatement costs to mitigate the adverse effects of climate change caused by fossil fuel induced GHG emissions.

These legal risks that companies face and that directly impact the company’s shareholders could be retired if shareholders provided the Company with a mandate to effectuate the necessary changes on its own accord. Implementation of the proposal would therefore allow the Company to pursue the most cost-efficient route to a decarbonized future in which the company could play a leading role.

The Company’s targets not Paris-aligned

The Proponent recognizes the Company’s determination in aiming to lead the energy transition with its strategy; the Company has been recognized as one of the front runners in the oil and gas sector for their ambitious plan. The Company’s plan mainly relies on Carbon Capture, Utilization and Storage (CCUS), with a high focus on Direct Air Capture (DAC). While these technologies will certainly play a role in the energy transition, the Company’s medium-term target fails to provide transparency regarding the amount of the Company’s overall emissions it plans to reduce using CCUS. Attaining the goals of the Paris Agreement requires an immediate, rapid and large-scale reduction in global GHG emissions.

The Proposal encourages the Company’s intensive exploration and use of CCUS and DAC to reduce Scope 3 emissions. However, its medium-term target of 25 million metric tons per year reflects a yearly reduction of about 16% of the Company’s total 2019 emissions.4 Therefore, even if overall emissions would not go up or be lowered moderately, the target hardly exceeds the Company’s operational emissions and is not ambitious enough to significantly reduce the emissions of its energy products (Scope 3) in line with Paris.

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3 www.carbontracker.org/carbon-budgets-where-are-we-now

4 https://www.oxy.com/globalassets/documents/sustainability/oxy_cdp_climate_change_2021.pdf

The Company aims to achieve its 2050 net-zero ambition primarily by investing in CCUS. While the company is making significant technological advancements with its strategy, its targets, especially in the medium-term, are not yet Paris aligned. “Occidental’s medium-term Scope 1, 2 and 3 target is to facilitate at least 25 million metric tons per year of geologic storage or utilization of captured anthropogenic or atmospheric CO2 in its value chain by 2032 or other means of recognized climate mitigation technologically feasible in that time period.”

Occidental filed a no-action letter with the SEC, arguing that the proposal did not need to be put to a vote as its current strategy served to satisfy the essential objective of the proposal, and was therefore substantially implemented. The SEC rejected this request as it was unable to conclude that Occidental’s existing strategy was in line with the Proposal’s ask for Paris-alignment. The main arguments put forth in the Proponent’s rebuttal showed that there was a misunderstanding as to the essential objective of the proposal; the Company’s strategy could not be shown to be Paris aligned. This was evidenced by the insufficiency and uncertainty of the Company’s targets. This indicates that there is a difference between company strategy and the request of the proposal. Furthermore, intensive conversation with the Company confirmed our view that a discrepancy between the Company’s disclosures and the Proposal’s ask is still present. It was for this reason the Proponent decided to proceed with filing the Proposal. The proposal is straightforward and clear in its request. The company has made significant steps; a majority vote from its shareholders could impel them to be the first oil and gas major to set Paris-consistent emission reduction targets.

The Company points out that it was the first US oil major to “establish goals for net-zero greenhouse gas (GHG) emissions for Scope 1, 2 and 3 that align with the Paris Agreement”. The Proponent recognizes part of this statement as accurate. The Company is indeed a frontrunner in introducing carbon reduction initiatives within the energy sector. The Company recommends shareholders vote against the proposal because it claims to have set Paris-aligned Scope 1, 2 and 3 targets. It supports this argument by saying that its targets are rigorous, have been set using shareholder and stakeholder input and “incorporates insights from scenario modeling”. The Proponent recognizes the rigorous approach taken by the Company. However, the Company is wrong in claiming that its medium-term target is Paris-aligned when it fails to provide an estimate of overall emission levels to which its 2032 target of 25 million metric tons per year could be measured against.

Without a commitment to reduce its overall emissions in the medium-term, there is no certainty that the company’s emissions will go down. The IPCC advises that in order to stay within the pathway of no or limited overshoot of 1.5 degrees, emissions need to come down by 45% in the medium term.5 Oil and Gas Majors are expected to keep pace with these reductions; the IEA advises that Oil and Gas companies must reduce their emissions by around 36% during this time period.6

The Company further claims that its targets have been “recognized by the Transition Pathway Initiative (TPI) as ambitious enough to reach net zero by 2050 and aligned with TPI’s 1.5°C benchmark.”

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5 IPCC Sixth Assessment Report, Working Group I,

Summary for Policymakers, 2021, page 13, Box SPM.1 (a), scenario SSP1-1.9.

6 IEA Net Zero by 2050 Roadmap, 2021, page 26.

The Proponent is aware that throughout the energy sector and investor community, TPI’s benchmark is used by some as a yardstick for companies’ decarbonization performances. However, it should be emphasized that TPI’s Sectoral Decarbonization Approach (SDA) compares companies’ declarations to sectoral pathways. It does not base its analyses on independent research regarding companies’ investments and capital allocation and therefore allows even companies who are factually nowhere near meeting their declared ambitions to qualify as aligned with its benchmark. Importantly, the SDA methodology assumes a consistent market share for each company, therefore failing to take into account the possible effects of output growth on an individual Company’s Paris-alignment.

Alignment with TPI’s 2050 net-zero analysis does not signify Paris-alignment in absence of the meaningful absolute interim reductions needed to avoid immediate exacerbation of climate change. The Company’s strategy to reach net-zero in the long-term in absence of a commitment regarding the Company’s overall emission levels in the medium-term fails to address the need for material and significant short and medium-term emission reductions in line with Paris.

Risks for Company and Shareholders

In its opposition statement, the Company points out it actively engages in risk management and strategy-setting making use of externally developed scenarios such as the IEA Sustainable Development Scenario. The Proponent commends this effort by the Company and believes a vote in favor of the Proposal could reinforce the risk-management operations the Company already utilizes. In the absence of Paris consistent targets, the Company fails to mitigate a number of financial risks to itself and its shareholders.

Conclusion

Companies across the Energy sector can make the Paris climate agreement by setting short-, medium- and long-term GHG emission reduction targets in line with Paris. In doing so, they would mitigate the financial climate change risks that companies and their investors currently face. The Company’s current targets fall short of being consistent with Paris. For foregoing reasons, shareholders are urged to vote FOR the Proposal which requests the Company to set Paris-consistent emission reduction targets.

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